Exhibit 99.9

Governance overview Sasol is a values-based organisation, committed to high standards of business integrity and ethics. The Board steers and sets the direction of the Group and brings independent, informed and effective judgement and leadership to bear on material decisions reserved for the Board, while ensuring that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced. For more details on the responsibilities, powers, policies, practices and processes of the Board, Directors and the Group’s Executives and other officials, refer to the Board Charter as well as the Group’s Memorandum of Incorporation on our website, www.sasol.com. Primary tasks of the Board in 2019 included: 60 Sasol Integrated Report 2019 Develop a sustainability strategy The Board has responded to concerns about our significant environmental footprint and the company’s resilience in a lower-carbon future, expressed by our stakeholders and shareholders at the 2018 Annual General Meeting (AGM), among other engagements. We have accelerated resilience testing of our corporate strategy against various climate change scenarios, including the Paris Agreement goal, which we support. In our 2019 Climate Change Report we provide an account of our approach to climate change management and how we intend progressing our greenhouse gas emission-reduction roadmap to be communicated by November 2020. Climate change is a Group top risk, hence we have prioritised our focus on climate change; however, we continue to progress our efforts on water, waste and air emissions reductions. CCR Cost, schedules and controls on the Lake Charles Chemicals Project (LCCP) In May 2019, the Board commissioned an independent review into the circumstances that may have delayed the prompt identification and reporting of the Lake Charles Chemicals Project (LCCP) cost and schedule overruns. The purpose of the Review was to consider the circumstances that may have delayed the prompt identification and reporting of these developments, root causes, and the legal consequences thereof. The review has now been concluded. The Board has made the following key findings: • The primary responsibility for shortcomings in relation to LCCP lies with the former leadership of the LCCP’s Project Management Team (PMT), which engaged in conduct that was inappropriate, demonstrated a lack of competence, and was not transparent. However, on balance, the Board finds that there is not sufficient evidence to conclude that these individuals acted with an intent to defraud. • In addition, certain governance shortcomings relating to LCCP also contributed, including a culture of excess deference within the project-related control environment and governance structures that oversaw LCCP. • Certain persons within the PMT responsible for the management of the company reported inaccurate capital cost projections to senior executives and the Board. In accordance with the South African Auditing Profession Act 26 of 2005, these findings constitute a reportable irregularity on the basis that such persons may not have acted with the necessary care, skill and diligence required, which failure has caused, or is likely to cause material financial loss to the entity or stakeholders in its dealings with the entity, or, alternatively, this activity may have constituted a material breach of fiduciary duties by such persons. As a result of this activity, the company removed all work responsibilities and initiated disciplinary action against one individual and negotiated the separation of three additional individuals, and took other remedial actions. Management believe that these actions effectively remediate the activities that gave rise to a reportable irregularity, however this did not remediate all the deficiencies which, in aggregate, resulted in a material weakness as described below. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the company’s internal control over financial reporting. Management has determined that, as of 30 June 2019, the company’s internal control over financial reporting was ineffective due to the existence of a material weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies, the remediation of which had not been fully implemented and validated as of year-end. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis. Notwithstanding the material weakness, management believes that the consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the period presented. While significant progress has been made to remediate the material weakness, as of 30 June 2019, the company is still in the process of testing the operating effectiveness of certain of the new and enhanced controls, and is continuing with the implementation of some of the longer-term remediation efforts. We believe our actions will be effective in remediating the material weakness, and we continue to devote significant time and attention to these efforts. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and managemen

Areas of focus

Diversity

Effective oversight and decision-making requires a range of perspectives. The Board recognises and embraces the benefits of having a diverse Board, appreciates that diversity at Board level is essential for sustaining a competitive advantage and is committed to ensuring a diverse and inclusive culture at Board level where directors believe that their views are heard, their concerns are attended to free from bias, discrimination and harassment. Race, age and gender diversity, underpinned by the relevant skills as well as business, geographic and academic experience and background, enhance the composition of a truly diverse Board. All Board appointments are made on merit, having due regard for the benefits of diversity in its widest sense.

Female representation



%
35
28
21
14
7
0
17
18
19
2022 target
40%
Target
Result

Black representation



%
50
40
30
20
10
0
17
18
19
Maintain target of
50%
Result

In 2017 the Board set a target of 30% representation of women by 30 June 2019. We achieved 33% representation in 2018, with five women serving on the Board, three of whom are Black. During May 2019, the Board set new diversity targets for gender and race, targeting a minimum of 40% female directors by 2022 and maintaining a minimum representation of 50% Black directors.

Tenure and succession planning

The Board's succession plans aim to achieve an optimal balance between independence and continuity on both the Board and our Board Committees. It is for this reason that the Board extended the tenure of the outgoing Chairman of the Board, the outgoing Lead Independent Director (LID) and the Chairman of the Audit Committee beyond the nine years considered the norm for independence in relation to tenure. The Board has determined that directors may serve on the Board for up to nine years, Extendable annually up to a maximum of 12 years, and five years as Chairman, extendable annually up to a maximum of seven years. Dr Mandla Gantsho, our Chairman, and Mr JJ Njeke, our LID, will retire from the Board after Sasol's Annual General Meeting (AGM) on 27 November 2019. Mr Sipho Nkosi joined the Board on 1 May 2019 as Independent Non-executive Director and Chairman designate and will succeed Dr Gantsho after the AGM on 27 November 2019. The Board has elected Mr Stephen Westwell, who has been serving on the Board for seven years, as the LID designate. The Nomination and Governance Committee has commenced the search for a suitably qualified director to replace Mr Njeke on the Board and the Audit Committee.

Tenure

	Tenure	Maximum tenure
Non-executive	9	12
Chairman	5	7

Ethical and effective leadership

Ethical and effective leadership underpins the Board's oversight and strategic steer. The Board embraces and promotes value-creating governance through a deliberate and structured approach.

Through the activities of the Board and Board Committees, the Board ensures that **value is created and protected for all shareholders and stakeholders.**



Good corporate governance
Responsiveness and engagement
Risk and opportunity management
Fair and responsible remuneration
Commitment to ethical and effective leadership
King IV™ principles and outcomes: ethical culture, good performance, effective control and legitimacy
Creating value for shareholders and stakeholders

For more details of Sasol's application of King IV™ principles and governance of ethics refer to Sasol's website: www.sasol.com.

Development and performance

Ongoing training and development is an important contributor to an effective Board. The development of industry and group knowledge is a continuous process and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis. We apprise newly appointed Directors of Sasol's business and their duties and responsibilities through a structured induction programme which includes site visits, meetings with management and induction material on topics related to, among others, governance and our business.

Focused insight sharing sessions are provided on key topics throughout the year. The Board, our Board Committees as well as any Director are entitled to seek independent professional advice concerning the company's affairs and to gain access to any information they may require in discharging their duties. The Board and its Nomination and Governance Committee specifically consider the independence of directors and their other commitments when they are first appointed, as well as annually, or at any other time when a Director's circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. The Board, Board Committees and individual Director's performance were assessed in 2018 and will be assessed again in 2020. The Joint Presidents and Chief Executive Officers, Company Secretary and the Chief Financial Officer's performance is assessed annually and their short-term incentive was reduced to zero.

Governance overview (continued)

The Board and its Committees

The Board delegates certain responsibilities to well-structured Board Committees without abdicating accountability. The delegation is formal in terms of Board-approved Terms of Reference for each Committee. The Board appoints the members for the skills required to effectively provide strategic direction to the Sasol Group, as well as monitor and oversee the activities of the Group. The Board receives reports and minutes of each Committee meeting.

The Board has established a framework for the delegation of authority to the Joint Presidents and Chief Executive Officers, which also sets out the material decisions in respect of which it has reserved the decision-making authority as the ultimate holding company of the Group. The composition and mandate of the various Board Committees contribute to the effective discharge of the Board's duties and responsibilities to grow and protect value for our stakeholders.


SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
SASOL LIMITED BOARD COMMITTEES
Audit Committee
Capital Investment Committee
Digital, Information Management and Hedging Committee
Nomination and Governance Committee
Remuneration Committee
Safety, Social and Ethics Committee
JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS
GROUP EXECUTIVE COMMITTEE (GEC)
GEC SUB-COMMITTEES
Combined Assurance and Disclosure Committee
Safety Committee
Investment Committee
Policy, Sustainability and Stakeholder Relations Committee
EXECUTIVE VICE PRESIDENTS
SUBSIDIARIES I OPERATING MODEL ENTITIES I ASSOCIATES I JOINT VENTURES I FOUNDATIONS
SENIOR VICE PRESIDENTS
STAKEHOLDERS
Strategy/Risk/Opportunity
Control/Assurance
Disclosures

Sasol Limited Board

Chairman	MSV Gantsho		
Membership	**Non-executive Directors** C Beggs MJ Cuambe MBN Dube M Flöel MSV Gantsho GMB Kennealy NNA Matyumza	ZM Mkhize MJN Njeke MEK Nkeli SA Nkosi PJ Robertson S Westwell	**Executive Directors** SR Cornell B Nqwababa P Victor
Attendance 7 meetings 100% attendance	17 August 2018 15 November 2018* 16 November 2018 *Special/Strategy meetings	22 February 2019 21 May 2019* 23 May 2019* 24 May 2019	

OVERALL

Number of Committee meetings: 28

99,2% attendance

Introduction
Sasol at a glance
Our strategic business context
Our leadership and governance
Performance overview

Audit Committee

Chairman
C Beggs

Members
C Beggs
GMB Kennealy
NNA Matyumza
MJN Njeke
S Westwell

Attendance
6 meetings
100% attendance

How the Committee contributes to value creation

Assists the Board in overseeing Sasol's integrated reporting (incorporating financial statements, sustainability reporting and public announcements on financial results); the qualification and independence of external auditors; the scope and effectiveness of the external audit function; the effectiveness of the Group's internal controls and internal audit function; and compliance with legal and regulatory requirements that have an impact on the financial statements and the accounting and financial reporting systems of the Group.

Mandate:

- Group funding and refinancing matters.
- Going concern, solvency, liquidity and capital adequacy assessments.
- Combined Assurance Model framework and plan.
- Significant financial reporting, accounting, tax and financial compliance matters.
- Macroeconomic risks and its impact on Sasol's sustainability and ability to execute its growth strategy.
- Interim and final dividend proposals.
- Statutory financial reporting, integrated reporting and Form 20-F.
- Evaluation of the independence and performance of the external auditors and recommendation of appointment to shareholders.
- Evaluation of internal controls over financial reporting and the remediation of identified deficiencies.

Material matters

Capital Investment Committee

Chairman
PJ Robertson

Members
PJ Robertson
SR Cornell
MJ Cuambe
MBN Dube
M Flöel
GMB Kennealy
B Nqwababa
P Victor
S Westwell

Attendance
5 meetings
100% attendance

How the Committee contributes to value creation

Considers and provides direction and assurance to the Board on strategic considerations and risks in respect of proposed investments and divestments of more than R4 billion. Approves deviations of up to 10%, but not exceeding US$100 million, from the capital budget of large projects. Monitors the execution of any Board-approved projects, as well as Group mergers, acquisitions and divestments to ensure alignment with Sasol's strategy. It also takes into account financial viability, financing, feasibility and sustainability, including ensuring effective risk management oversight.

Mandate:

- Capital investments and project status reports, in particular the Lake Charles Chemicals Project (LCCP) and Sasol's projects in Mozambique.
- Asset classification and reviews.
- Proposed mergers, acquisitions and divestments.

Material matters

Sasol Integrated Report 2019 63

Governance overview (continued)

Digital, Information Management and Hedging Committee

Chairman
S Westwell

Members
S Westwell
C Beggs
SR Cornell
NNA Matyumza
B Nqwababa
P Victor

Attendance
4 meetings
100% attendance

How the Committee contributes to value creation

Evaluates and recommends Sasol's digital strategy and technology solutions. Provides direction on and monitors Sasol's information and technology (IT) risk management and control environment. Monitors Sasol's financial market risks and approves the hedging policy and proposed hedging mandates as well as deviations from the policy. Monitors the execution of hedges and ensures effective risk management oversight in relation to material risks within its scope.

Mandate:

- Management of financial market risk.
- Hedging execution updates and hedging mandates.
- Cyber risk, IT controls and business continuity.
- Information management strategy and project status reports.
- Digital strategy execution and embedding.
- LCCP systems-readiness and performance.

Material matters

Nomination and Governance Committee

Chairman
MSV Gantsho

Members
MSV Gantsho
M Flöel
MJN Njeke
MEK Nkeli
SA Nkosi
PJ Robertson

Attendance
4 meetings
100% attendance

How the Committee contributes to value creation

Considers the appropriateness and effectiveness of Sasol's corporate governance mechanisms and framework. Makes recommendations on the appointment of Directors and members of the Group Executive Committee. Reviews the Board structure, size and composition taking into account, among others, independence as well as diversity in relation to skills, experience, age, race and gender. Nominates candidates to fill Board and Committee vacancies, puts in place succession plans and evaluates the performance of the Board, Committees and Directors, and ensures their continuous development to effectively execute their responsibilities. Monitors Sasol's compliance with various laws, rules and regulations. Supports the Board in effective risk management oversight in relation to material risks within its scope.

Mandate:

- Board succession and diversity.
- Executive succession planning.
- Matters for referral to shareholders, including a request for an ordinary resolution on climate change to be presented to shareholders.
- Legal compliance matters.
- Investor feedback on financial performance, including LCCP performance.

Material matters

Introduction
Sasol at a glance
Our strategic business context
Our leadership and governance
Performance overview

Remuneration Committee

Chairman
MEK Nkeli

Members
MEK Nkeli
MSV Gantsho
M Flöel
NNA Matyumza
PJ Robertson

Attendance
4 meetings
95%
attendance

How the Committee contributes to value creation

Is responsible for the governance of remuneration by setting the direction of how remuneration is approached and addressed within the Group. Assists the Board in ensuring that employees are remunerated fairly, responsibly and transparently by implementing affordable, competitive and fair reward practices to promote the achievement of the Group's strategy. This includes approving material human resources policies, the principles of the mix between guaranteed and variable components of remuneration, annual salary adjustments, Sasol's benchmarking methodology, all retention schemes and standard conditions of services.

Mandate:

- Alignment of strategic priorities.
- Engagement with institutional investors.
- Enhanced employee value proposition.
- Clawback and malus policy.

Material matters

Safety, Social and Ethics Committee

Chairman
MBN Dube

Members
MBN Dube
C Beggs
SR Cornell
MJ Cuambe
ZM Mkhize
MEK Nkeli
B Nqwababa
S Westwell

Attendance
5 meetings
100%
attendance

How the Committee contributes to value creation

Performs the role of a Social and Ethics Committee as contemplated in the Companies Act and its regulations and oversees safety, health, environmental (SHE) and climate change matters. Approves the Sasol Code of Conduct. Monitors the ethical conduct of the company, its executives and senior officials. Reviews any statements on ethical standards or requirements. Monitors the strategies, policies, performance and implementation of the SHE policy. Considers reports covering matters relating to substantive SHE risks and liabilities. Monitor Sasol's key safety indicators and ensures there is a systematic approach to prevent their recurrence. Reviews high-severity incidents. Considers the impact of Sasol's operations on society and the environment and, where appropriate, amends its policy or approach. Considers progress in Sasol's sustainability journey reporting process and evaluates disclosure on sustainability issues. Supports the Board in ensuring effective risk management oversight within the Committee's scope.

Mandate:

- Safety, health, environmental and climate change matters for the Group, and reporting thereon.
- Integrity of tailings dams.
- Group ethics reporting system.
- Sasol's anti-bribery and corruption policy.
- Review of Code of Conduct and adoption of Modern Slavery Act statement.
- All matters as per statutory requirements.
- Reviewed the outcomes of culture survey and management's approach to remediation of areas requiring attention.

Material matters

Sasol Integrated Report 2019 65